[redacted]

08025638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Koehler Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5764 James Drive
(No. and Street)

Stevensville (City) MI (State) 49127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy P. Koehler 269-429-0650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerbel and Company, P.C.
(Name – *if individual, state last, first, middle name*)

830 Pleasant Street 4th Floor PO Box 64 St. Joseph MI 49085
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section FEB 08 2008 Washington, DC 104

SEC Mail Processing Section FEB 08 2008 Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 04 2008 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy P. Koehler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koehler Financial, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Erica Momany

Notary Public

ERICA LYNN MOMANY
Notary Public, State of Michigan
County of Berrien
My Commission Expires Dec. 07, 2012
Acting in the County of Berrien

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOEHLER FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

KOEHLER FINANCIAL, LLC

FINANCIAL REPORT

December 31, 2007

Contents

Gerbel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Fifth Third Bank Building ■ 4th Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

January 29, 2008

INDEPENDENT AUDITORS' REPORT

Randy P. Koehler
Koehler Financial, LLC
Stevensville, Michigan

We have audited the accompanying balance sheets of Koehler Financial, LLC as of December 31, 2007 and 2006, and the related statements of income and member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted an audit in accordance with generally accepted auditing standards. Those standards require that we perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Koehler Financial, LLC as of December 31, 2007 and 2006, and the results of its operations and changes in financial condition for the years then ended in conformity with generally accepted accounting principles.

The information contained in Schedule I is presented for purposes of conforming with information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material aspects.

Gerbel & Company, P.C.

KOEHLER FINANCIAL, LLC
Balance Sheets

	December 31, 2007	December 31, 2006
Assets		
Cash in bank	$ 11,447	$ 10,645
Receivable from dealers	3,701	12,830
TOTAL ASSETS	$ 15,148	$ 23,475
Liabilities and Member's Equity		
Liabilities		
Management fee payable	$ 5,148	$ 13,475
Member's Equity	10,000	10,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 15,148	$ 23,475

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Statements of Income and Member's Equity

	December 31, 2007	December 31, 2006
Statements of Income		
Revenues		
Commissions	$ 514,504	$ 517,664
Refunds - NASD	35,049	340
Interest	801	-
Total Revenues	$ 550,354	$ 518,004
Expenses		
Management fees	$ 529,519	$ 497,363
Tax, licenses and fees	7,565	8,447
Rent	6,000	6,500
Accounting and legal	3,640	2,635
Repair and maintenance	-	713
Software	2,505	1,840
Other	1,125	506
Total Expenses	$ 550,354	$ 518,004
NET INCOME	$ -	$ -
Statements of Member's Equity		
Beginning of the year	$ 10,000	$ 10,000
Net income for the year	-	-
BALANCE - END OF YEAR	$ 10,000	$ 10,000

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Statements of Cash Flows

	December 31, 2007	December 31, 2006
Cash Flows from Operating Activities		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in receivable from dealers	9,129	(5,148)
Increase (decrease) in management fee payable	(8,327)	5,137
Net cash provided by operating activities	$ 802	$ (11)
Cash Flows from Capital Activities	$ -	$ -
Net increase (decrease) in cash	$ 802	$ (11)
Cash - Beginning of Year	10,645	10,656
CASH - END OF YEAR	$ 11,447	$ 10,645

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a single member, of Koehler Financial Services, Inc. Michigan Limited Liability Company (LLC). Its only line of business as a broker-dealer involves agency transactions. Its customers are located primarily in Southwestern Michigan.

B. Accounting Method

Assets, liabilities, revenues, and expenses are recorded on the accrual basis of accounting.

C. Receivables from Dealers

All accounts were deemed by management to be collectible; therefore, no allowance for doubtful accounts has been established.

D. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

E. Management Fees

The Company has entered into an Operating Agreement with Koehler Financial Services, Inc. Under this agreement all net income of the Company is paid to Koehler Financial Services, Inc.

F. Related Party

Koehler Financial Services, Inc. and the Company are both 100% owned by Randy P. Koehler.

G. Accounting for Income Taxes

The Company became a Michigan Limited Liability Company on October 8, 1999. Under this provision the Company does not pay Federal income taxes on its taxable income. Instead, the member is liable for Federal income taxes on their respective ownership percentage of the Company's taxable income.

KOEHLER FINANCIAL, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

Net Capital		
Total ownership equity	$	10,000
Less: 2% haircut on money market account		-
Net Capital	$	10,000
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued expenses	$	5,148
Computation of Basic Capital Requirement		
Minimum net capital based on aggregate indebtedness	$	644
Minimum dollar requirement	$	5,000
Excess net capital	$	5,000
Excess net capital at 100%	$	5,792
Percentage of aggregate indebtedness to net capital		51%

Note:

Schedules II, III, and IV, required under Rule 15c3-3 of the Securities and Exchange Commission, have not been presented because the Company claims exemption under section k(1), "Limited business (mutual funds and/or variable annuities only)".

Gerbel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
Fifth Third Bank Building ■ 4th Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

January 29, 2008

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5

Randy P. Koehler
Koehler Financial, LLC

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we studied the accounting practices and procedures followed by the Company. This included tests relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining exemptive procedures of Rule 15c-3. Because the Company does not carry securities or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to assess expected benefits and related costs of this structure, and practices and procedures referred to in the preceding paragraph. The ultimate goal is to determine that those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

The two main objectives in the internal control structure and the practices and procedures are:

1. Provide management with reasonable assurance that assets of the Company are safeguarded against loss from unauthorized use or disposition, and
2. Transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We did not note any matters involving the internal control structure and its operations that we consider to be reportable under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the internal control structure that could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5 – Continued

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we believe there are no material weaknesses, and that the Company's practices and procedures were adequate at December 31, 2007 to meet the Securities and Exchange Commission's objectives referred to in the second paragraph.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities and Exchange Act of 1934 on their regulation of registered brokers. This should not be used for any other purpose.

Seibel & Company, P.C.

END